

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 23, 2010

Dr. Alexander Shubat
Chief Executive Officer
Virage Logic Corporation
47100 Bayside Parkway
Fremont, CA   94538

> **Re: Virage Logic Corporation**
> **Form 10-K for fiscal year ended September 30, 2009**
> **Filed December 15, 2009**
> **Form 10-Q for the quarterly period ended March 31, 2010**
> **File No. 0-31089**

Dear Dr. Shubat:

We have completed our review of your filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief